Filed pursuant to Rule 433

August 9, 2016

Relating to

Preliminary Prospectus Supplement dated August 9, 2016

to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462

Duke Energy Corporation
$750,000,000 1.800% Senior Notes due 2021
$1,500,000,000 2.650% Senior Notes due 2026

$1,500,000,000 3.750% Senior Notes due 2046

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Trade Date:	August 9, 2016

Settlement:	August 12, 2016 (T+3)

Ratings (Moody’s / S&P / Fitch)*:	Baa1/BBB+/BBB+

Title of Securities:

1.800% Senior Notes due 2021 (the “2021 Notes”)
2.650% Senior Notes due 2026 (the “2026 Notes”)
3.750% Senior Notes due 2046 (the “2046 Notes” and, together with the 2021 Notes and the 2026 Notes, the “Notes”)

Principal Amount:	2021 Notes: $750,000,000 2026 Notes: $1,500,000,000 2046 Notes: $1,500,000,000

Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2017

Maturity Date:	2021 Notes: September 1, 2021 2026 Notes: September 1, 2026 2046 Notes: September 1, 2046

Benchmark Treasury:	2021 Notes: 1.125% due July 31, 2021 2026 Notes: 1.625% due May 15, 2026 2046 Notes: 2.500% due February 15, 2046

Benchmark Treasury Yield:	2021 Notes: 1.102% 2026 Notes: 1.535% 2046 Notes: 2.253%

Spread to Benchmark Treasury:	2021 Notes: +70 bps 2026 Notes: +115 bps 2046 Notes: +150 bps

Yield to Maturity:	2021 Notes: 1.802% 2026 Notes: 2.685% 2046 Notes: 3.753%

Coupon:	2021 Notes: 1.800% 2026 Notes: 2.650% 2046 Notes: 3.750%

Price to Public:	2021 Notes: 99.990% per 2021 Note 2026 Notes: 99.692% per 2026 Note 2046 Notes: 99.944% per 2046 Note In each case, plus accrued interest, if any, from August 12, 2016

Special Mandatory Redemption:

The offerings of the Notes are not conditioned upon the completion of the Acquisition (as described in the Preliminary Prospectus Supplement dated August 9, 2016), which, if completed, will occur subsequent to the closing of the offerings of the Notes. Upon the occurrence of a Special Mandatory Redemption Trigger (as described in the Preliminary Prospectus Supplement dated August 9, 2016), the issuer will be required to redeem the Notes, in whole, at a redemption price equal to 101% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest on the aggregate principal amount of the Notes being redeemed to, but excluding, the date of such redemption.

Special Optional Redemption:

Each series of Notes may be redeemed at the issuer’s option, in whole, at any time before April 30, 2017, at a redemption price equal to 101% of the aggregate principal amount of such Notes being redeemed, plus accrued and unpaid interest on the aggregate principal amount of such Notes being redeemed to, but excluding, the date of such redemption, if, in the issuer’s judgment, the Acquisition will not be consummated on or before April 30, 2017.

Optional Redemption:

Each series of Notes may be redeemed at any time before the applicable Par Call Date (as set forth in the table below), in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes being redeemed that would be due if such Notes matured on the applicable Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement plus a number of basis points equal to the applicable Make-Whole Spread (as set forth in the table below), plus, in each case, accrued and unpaid interest on the principal amount of such Notes being redeemed to, but excluding, such redemption date.

Each series of Notes may be redeemed at any time on or after the applicable Par Call Date, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of such series of Notes being redeemed plus accrued and unpaid interest on the principal amount of such Notes being redeemed to, but excluding, such redemption date.

	Series	Par Call Date	Make-Whole Spread
	2021 Notes	August 1, 2021	12.5 bps
	2026 Notes	June 1, 2026	20 bps
	2046 Notes	March 1, 2046	25 bps

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	2021 Notes: 26441C AR6 / US26441CAR60 2026 Notes: 26441C AS4 / US26441CAS44 2046 Notes: 26441C AT2 / US26441CAT27

Notices to Investors:

The following notices to investors are in addition to the notices to investors set forth under “Underwriting” in the Preliminary Prospectus Supplement.

Hong Kong Selling Restrictions

The Notes have not been offered and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan Selling Restrictions

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instruments and Exchange Law”), and the Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time.

Korea Selling Restrictions

The Notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Notes have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the Notes may not be resold to Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the Notes.

Singapore Selling Restrictions

The prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA or any person pursuant to an offer referred to in Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a “relevant person,” which is:

• a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

• a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

• to an institutional investor, a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

• where no consideration is or will be given for the transfer; or

• where the transfer is by operation of law.

Taiwan Selling Restrictions

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Notes in Taiwan.

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA Inc. MUFG Securities Americas Inc. UBS Securities LLC

Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Loop Capital Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

RBC Capital Markets, LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Mizuho Securities USA Inc. toll-free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or UBS Securities LLC toll-free at (888) 827-7275.